Whiteford, Taylor & Preston L.L.P.

Alexander Ashrafi Associate Direct Line (804) 977-3303 Direct Fax (804) 593-1374 AAshrafi@whitefordlaw.com	Two James Center 1021 E. Cary Street suite 1700 Richmond, Virginia 23219 Main Telephone (804) 977-3300 Facsimile (804) 977-3299	Delaware* District of Columbia Kentucky Maryland New York pennsylvania virginia www.wHITEFORDlaw.com (800) 987-8705

June 21, 2023

Via EDGAR

Richard Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC
Amendment No. 3 on Form 1-A Initially Filed November 18, 2022 File No. 024-12073 CIK: 0001954416

Dear Mr. Alper:

This letter is submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated May 15, 2023 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on November 18, 2022; the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023; and the Second Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 23, 2023 (together, the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the third amendment of the Offering Statement (the “Third Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	We note your revised disclosure that the Developer may contract with affiliates of Megatel Capital Investment, LLC. Please explain that if the developer intends to competitively bid the services, why it may be likely that the Megatel affiliates would provide the services.

Issuer’s Response: The Issuer directs the Staff to the revised disclosure set forth in the Third Amendment under “Offering Circular Summary – The Developer” on page 3, “Organizational Chart” on page 44, note 5, “Business Plan – Description of Developer” on page 48, and the Notes to Financial Statements on page F-15.

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2)	We note your response to comment 1. The revised organizational chart shows MCI Capital Investment, LLC as the manager, but we understand that the manager is Megatel Capital Investment, LLC. Please revise or advise.

Issuer’s Response: The Issuer directs the Staff to the revised Organizational Chart on page 44 of the Third Amendment.

3)	We note your response comment 2. Given the common ownership of all the entities in the organizational structure and with ownership of prior programs, we believe a complete response will provide material information to investors. Therefore, we reissue the comment.

It appears that the sponsor's track record of its prior programs would present meaningful material information to investors. With a view toward disclosure, please tell us the sponsor's track record, including historical prior programs, operations of prior programs, acquisition data and commissions, management compensation and other compensation data, any material adverse business developments experienced by any prior programs, or provide us with a detailed analysis as to why this information is not material to investors.

In addition, we note your disclosure that the primary investment objectives of your private real estate lending programs include lending capital to Megatel for the acquisition of real property for development and construction activities. Please provide us with a description of the contractual arrangements that exist between your prior programs and Megatel including interest charged, repayment terms, and guarantees.

Issuer’s Response: The Issuer directs the Staff to the revised disclosure set forth in the Third Amendment under “Executive Officers – Track Record of Our Sponsor” beginning on page 64.

4)	Please revise to include MCI Development 1, LLC as a co-issuer of the securities offered and include all related disclosure for MCI Development 1, LLC or advise.

Issuer’s Response: The Issuer respectfully submits that MCI Development 1, LLC (the “Developer”) should not be included as a co-issuer.

The term “co-issuer” is not specifically defined by statute or regulation, and, in particular, there is no definition within Regulation A. Nevertheless, the facts underlying the subject offering and the relationship between Developer and Issuer in this context bear no similarity to other situations where the Commission determined a co-issuer relationship to exist.

In Colony Hotels, Inc./Danara Construction, Inc., SEC No-Action Letter (April 14, 1978), the Commission determined that the seller of management contracts and a seller of condominium units, intending to offer the contracts and units pursuant to Regulation A and public registration respectively, would not be able to do so since the two issuers combined their business objectives in an integrated sales promotion so that each was deemed a co-issuer and the units and contracts were deemed a single security.

In Comdisco, Inc., SEC No-Action Letter (September 17, 1982), Comdisco, Inc. (“Comdisco”) would finance its computer equipment leasing operations by entering sale and leaseback arrangements with individual partnerships and trusts formed by Comdisco for such purposes. Comdisco argued that it should be viewed as the sole issuer pursuant to the statutory definition of an “issuer” under Section 2(4) of the 1933 Act and Section 3(a)(8) of the 1934 Act[1] because it would be the only entity using the equipment in its business. Alternatively, Comdisco argued that the partnerships and trusts should generally be disregarded under the statutory definition since the partnerships and trusts would be administrative in nature and Comdisco’s management and financial condition would primarily determine the success of the investors’ investments. The Commission disagreed. The Commission stated that, “the individual partnerships and trusts, in concert with Comdisco, will be performing significant functions that will result in the issuance of a single security to the public for which Comdisco and the appropriate partnership or trust will be co-issuers.”

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[1] “First, those Sections specifically provide that, ‘with respect to equipment-trust certificates or like securities, the term ‘issuer’ means the person by whom the equipment or property is or is to be used.’ Comdisco, which is in the business of leasing computer equipment, would appear to ‘use’ such equipment in its leasing business within the meaning of that language, and the equity trust participations or limited partnership interests would seem to qualify as ‘equipment-trust certificates or like securities' for purposes those Sections.” Comdisco, Inc., SEC No-Action Letter (September 17, 1982).

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Finally, in Warner & Swasey Co., SEC No-Action Letter (September 25, 1972), the Commission determined that the guarantor of a rental payments to a bond trustee in an industrial revenue bond issuance should report the guarantee as a securities issuance in light of Rule 3b-5(a) of the Exchange Act.[2]

The three No-Action Letters noted above all involve cases where an entity deemed to be a co-issuer is indisputably issuing a security. The same cannot be said for the Developer, which will not be issuing securities of any kind as part of this offering pursuant to Regulation A, will not have any obligation to the bondholders and will not be offering anything of value concomitant with this offering. The Developer has no involvement in the actual offering of the Issuer’s securities. The proceeds from the Company’s securities will be used to make loans to the Developer, but these loans are distinct from the Company’s sale and placement of its securities, and there are no present obligations for which Developer would issue debt to the Issuer. As such, unlike the entities deemed to be co-issuers in the No-Action Letters, there is no underlying security being issued which justifies adding the Developer as a co-issuer in this offering.

The Issuer also engages in separate business objectives from the Developer and is not dependent on the Developer’s profits to sustain its business model. The Developer’s obligation to service any debt to the Issuer would be superior in priority and not conditioned on any profit of Developer. The Issuer will not be engaging in the same significant functions as the Developer. Rather, the Issuer will be lending to the Developer as any lender would lend to any third-party entity, and it will have sufficient collateral in the event the Developer or its SPEs default on any of the loans.[3] Although it is preferable to the Issuer that the Developer obtain consistent revenue streams through its real estate development business to make consistent payments on the Issuer’s loans, by no means is the Issuer dependent on their success and can ultimately seize the underlying real estate assets in the event of default. Moreover, the Issuer is under no obligation to make any specific loan to the Developer or its SPEs. As outlined in the Offering Statement, the Issuer will follow its Loan Policies and Procedures when determining whether to enter a loan agreement with the Developer or its SPEs. The Issuer is not merely a source of unvetted and unsecured financing for the Developer. It is a distinct entity and business which intends to make a return from its loans independent from the success of any given project of the Developer.[4]

The Commission has also determined co-issuer relationships to exist where one where an entity would constitute an “underwriter” under Section 2(a)(11) of the Act,[5] or in the context of Rule 140,[6] neither which apply here.

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[2] Any part of an obligation evidenced by any bond, note, debenture, or other evidence of indebtedness issued by any governmental unit specified in section 3(a)(12) of the Act which is payable from payments to be made in respect of property or money which is or will be used, under a lease, sale, or loan arrangement, by or for industrial or commercial enterprise, shall be deemed to be a separate “security” within the meaning of section 3(a)(10) of the Act, issued by the lessee or obligor under the lease, sale or loan arrangement. 17 CFR §240.3b-5(a).

[3] In addition to security interests the Issuer will hold in the Developer’s SPEs, the Developer will also provide limited guarantees to the Issuer for each loan. These limited guarantees have no connection to the servicing of the bonds and merely serve to further fortify the Issuer’s interests in its loans.

[4] The Commission has previously indicated criteria, in which it would treat an entity other than the intended issuer as part a “single enterprise” with the issuer. See Film Festival ‘82, SEC No-Action Letter (June 25, 1982), where the Commission determined two entities which entered a joint venture agreement, “Film Festival” and “Comworld,” were part of a single enterprise because “Film Festival will perform few, if any, operational activities independently of Comworld, and will be dependent almost entirely on Comworld’s efforts to produce any profit on its investment of proceeds.” The Commission concluded that “[t]he dependence by Film Festival on Comworld indicates that the two entities should be treated as a single enterprise for purposes of determining the availability of Rule 147 for the proposed offering.” In addition to the fact that this No-Action Letter specifically concerned the Rule 147 exemption and did not directly state that both entities would be co-issuers, such precedent is not applicable to the Issuer’s offering for the same reasons noted—the Issuer is not dependent on the Developer’s activities and operates its own, independent business of providing loans, nor is it part of a joint venture with the Developer.

[5] See SEC v. Datronics Engineers, Inc., 490 F.2d 250, Fed. Sec. L. Rep. (CCH) ¶ 94082, Fed. Sec. L. Rep. (CCH) ¶ 94502 (4th Cir. 1973) (concluding a corporate defendant purchased stock of an issuer to distribute the stock as an underwriter, thereby making it a co-issuer).

[6] See, e.g., Amtex Oil & Gas, Inc., SEC No-Action Letter (March 13, 1978), 1978 WL 12523 (under Rule 140, Amtex “would be deemed to be a co-issuer of the limited partnership units to be issued in the proposed offering.”); see also Banill Corp., SEC No-Action Letter (August 5, 1975), 1975 WL 11308.

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Section 2(a)(11) of the Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…” The Developer has not purchased any security issued by the Company with the view to distribute and underwrite such security. Thus, the Developer cannot be classified as either a statutory issuer or underwriter under Section 2(a) of the Act.

Rule 140 states the following: “A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the Act.”

Given that the bonds the Issuer intends to offer to investors are its own bonds and unaffiliated with the Developer, the Issuer does not believe Rule 140 applies to this offering. In no sense is the Issuer distributing any securities of the Developer, since the Developer is not issuing any securities in the subject offering. Likewise, the Developer is not distributing any of the bonds of the Issuer. The Developer will be obtaining loans offered by the Issuer, as needed, which are independent of the bonds the Issuer is offering to investors. Further to that point, Developer will only be issuing, and will be issuing only to the Issuer, promissory notes secured primarily by mortgages in real estate, which would not, issuer submits, meet the definition of a security under SEC v. Howey Co., 328 U.S. 293 (1946). There is no line of reasoning, given these base facts, which would result in the Developer being categorized as engaged in the distribution of any securities which would implicate Rule 140.

The Issuer believes that the disclosure provided on the Developer is material and necessary to the prospective investors’ understanding of the offering, but the Developer does not constitute a co-issuer, and to include it as such would risk creating confusion on the part of prospective investors as to the relative rights and obligations related to the bonds.

Very truly yours,

/s/ Alexander Ashrafi

Alexander Ashrafi

Associate

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